Exhibit 99.1

Hollysys Announces Shareholder Approval of Merger Agreement with Ascendent

BEIJING, Feb. 8, 2024 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) today announced that, at an extraordinary general meeting of shareholders (“EGM”) held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the agreement and plan of merger, dated as of December 11, 2023 (the “Merger Agreement”), by and among the Company and entities affiliated with Ascendent Capital Partners, Superior Technologies Holding Limited (“Parent”), and Superior Technologies Mergersub Limited (“Merger Sub”), pursuant to which, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), the articles of merger (the “Articles of Merger”) and the plan of merger (the “Plan of Merger”) to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, and the transactions contemplated thereby, including the Merger.

Approximately 76.95% of the Company’s total issued and outstanding ordinary shares as of the close of business in the British Virgin Islands on the record date of December 28, 2023 voted in person or by proxy at the EGM. Of the ordinary shares voted at the EGM, approximately 86.94% voted in favor of the proposal to authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated thereby, including the Merger. The Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated thereby, including the Merger, were therefore duly authorized and approved by resolutions as required by, and in compliance with, the BVI Business Companies Act (as amended) (the “BVI Act”).

In addition, shareholders at the EGM authorized and approved the appointment of each of Guanghua Miao, Ding Wei and Dennis Demiao Zhu to the board of directors (the “Board”) of the Company as an independent director.

In a statement, the members of the Board stated: “We would like to thank our shareholders for their support for the Merger, which stems from an extensive process run by the Special Committee and represents the best path forward for the Company and all shareholders. We are committed to moving towards a successful closing of the transaction to realize immediate value for our shareholders.”

The completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Under Section 7.2(c) of the Merger Agreement, the obligations of Parent and Merger Sub to effect the Merger are subject to the condition that holders of no more than 10% of the Company’s total issued and outstanding ordinary shares have validly served and not validly withdrawn a notice of dissent under Section 179 of the BVI Act. Prior to the vote being taken at the EGM, the Company had received notices of objection from certain shareholders that in the aggregate hold more than 10% of the total issued and outstanding ordinary shares of the Company and such notices have not been validly withdrawn as of today. The Company will give written notices of authorization to those objecting shareholders (and others entitled to it) in due course as required by the BVI Act. If objecting shareholders that in the aggregate hold more than 10% of the total issued and outstanding ordinary shares of the Company ultimately deliver notices of dissent pursuant to Section 179 of the BVI Act, this closing condition will not be satisfied and Parent and Merger Sub will have the right to either waive this closing condition or decide not to proceed with the consummation of the Merger.

The Company will work with the other parties to the Merger Agreement towards satisfying all other closing conditions to the Merger set forth in the Merger Agreement, including obtaining required regulatory approvals, and completing the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a privately held company and its ordinary shares would no longer be listed or traded on any stock exchange, including the NASDAQ Global Select Market.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Brunswick Group

hollysys@brunswickgroup.com

Daniel Del Re (Hong Kong)

ddelre@brunswickgroup.com

+852 9255 5136

Libby Lloyd (New York)

llloyd@brunswickgroup.com

+1 347 283 3871